United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
THE COCA-COLA COMPANY

2.	Name of person relying on exemption:
WINTERGREEN ADVISERS, LLC

3.	Address of person relying on exemption:
333 Route 46 West, Suite 204 Mountain Lakes, NJ 07046

4.	Written materials:
Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

On April 22, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Florida State Board of Administration voting against Coca-Cola's Equity Compensation Plan $KO http://www.sbafla.com/fsb/Governance/SBAProxyVotingRecords/tabid/1499/Default.aspx  … http://pic.twitter.com/FxPkDBEP9l"

On April 21, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Aaron Task (@aarontask) relating to Coca-Cola:

"'We don't believe it would be consistent with $BRK's long ingrained culture.' David Winters' 2nd appeal to @WarrenBuffett re $KO's comp plan"

On April 21, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Wintergreen Advisers Sends Second Letter to Warren Buffett on Coca-Cola Equity Plan | Business Wire $KO http://www.businesswire.com/news/home/20140421005879/en/Wintergreen-Advisers-Sends-Letter-Warren-Buffett-Coca-Cola#.U1WCAZbeaWk.twitter"

On April 17, 2014, Wintergreen Advisers sent the following Tweets relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"David Winters tells @LizClaman, "Coca-Cola is a good company with a bad equity plan." $KO @FoxBusiness http://www.executiveinterviews.com/delivery/v1/mini/default.asp?CI=N&order=U15540USa"

"Watch David Winters Discuss the Coca-Cola Compensation Plan on @FoxBusiness @LizClaman $KO http://youtu.be/r5xtQAQ-ZZA  via @YouTube"

On April 16, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Watch David Winters discuss Coca-Cola's compensation plan with @YahooFinance @aarontask @DailyTicker $KO http://youtu.be/OdWVoMcpUzQ  via @YouTube"

On April 15, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by Aaron Task (@aarontask) relating to Coca-Cola:

"$KO is up after EPS + @wintergreenadv's David Winters is again urging shareholders "to consider the impact of KO's proposed equity plan""

On April 15, 2014, Wintergreen Advisers retweeted, under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv), the following tweet by CNBC Newsroom (@CNBCnow) relating to Coca-Cola:

"Wintergreen responds to Coca-Cola CEO Muhtar Kent's interview on @SquawkCNBC: Coke's buyback doesn't fix the problem; it makes it worse. $KO"

On April 15, 2014, Wintergreen Advisers sent the following Tweet relating to Coca-Cola under the Twitter handle @wintergreenadv (https://twitter.com/wintergreenadv):

"Wintergreen Advisers Urges All Investors to Review Coca-Cola's 2014 Equity Plan Before Voting $KO | Business Wire http://www.businesswire.com/news/home/20140415005561/en/Wintergreen-Advisers-Urges-Investors-Review-Coca-Cola%E2%80%99s-2014#.U00Yd3vtTu4.twitter"